UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1 and Rule 13d-2)

Under the Securities Exchange Act of 1934

ACROBOO, INC.

 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share

 (Title of Class of Securities)

00500Q107

 (CUSIP Number)

 Lim Kor Kiat

60 16 202 9898
No. 22A, JALAN SUNGAI MERBAU 32/76C,

AMVERTON PARK, KOTA KEMUNIG, SHAH ALAMSELANGOR

BARUL EHSAN, MALAYSIA   40460

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December  22, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00500Q107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lim Kor Kiat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,818,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,818,025
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.48% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 2,377,232 shares of common stock outstanding as reported in the Quarterly Report on the Current Report on Form 10-Q filed by the Issuer on November 23, 2015.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Acroboo, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer's principal executive office is 138 Cecil Street #09-02, Cecil Court, Singapore 069538.

Item 2. Identity and Background.

This Schedule 13D is filed by Mr. Lim Kor Kiat, the Chairman of the Board of Directors, President, Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Secretary/Treasurer of the Issuer, and Mr. Lim has the sole dispositive and voting power over these 1,818,025 shares of Common Stock he owns.

Mr. Lim’s business address is No. 22A, JALAN SUNGAI MERBAU 32/76C, AMVERTON PARK, KOTA KEMUNIG, SHAH ALAMSELANGOR, BARUL EHSAN, MALAYSIA, 40460.

During the past five years, Mr. Lim has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, Mr. Lim has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 22, 2015, Mr. Lim purchased 1,818,025 shares of Common Stock pursuant to a stock purchase agreement by and among Mr. Lim and certain former stockholders of the Issuer. The sale of such shares closed on December 22, 2015.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock reported in this Schedule 13D was for Mr. Lim to acquire control of the Issuer.  The reporting person may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Other than the foregoing, the reporting person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

CUSIP No. 00500Q107	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a)

Aggregate Beneficial Ownership:

As of December 22, 2015, Mr. Lim beneficially owned 1,818,025 shares of Common Stock of the Issuer. Based upon 2,377,232 shares of common stock outstanding as reported in the Quarterly Report on the Current Report on Form 10-Q filed by the Issuer on November 23, 2015, this constitutes 76.48% of the Issuer’s outstanding Common Stock.

(b)

Power to Vote and Dispose of the Issuer Shares:

Mr. Lim has the sole power to vote and dispose of the 1,818,025 shares of Common Stock.

(c)

Transactions Effected During the Past 60 Days:

None.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Stock Purchase Agreement dated as of December 22, 2015.

CUSIP No. 00500Q107	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 31st day of December 2015.	BY:	/s/ Lim Kor Kiat
Lim Kor Kiat